UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 8-A/A

                                 Amendment No. 8

                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                            CIRCUIT CITY STORES, INC.
             (Exact name of registrant as specified in its charter)


                 Virginia                                54-0493875
 (State of incorporation or organization)   (I.R.S. Employer Identification No.)


           9950 Mayland Drive
           Richmond, Virginia                                 23233
(Address of Principal Executive Offices)                   (Zip Code)


        Securities to be registered pursuant to Section 12(b) of the Act:


      Title of each class                        Name of each exchange on
      to be so registered                  which each class is to be registered

 Common Stock, par value $.50 per share          New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.

Securities Act registration statement file number to which this form relates:
(if applicable)

        Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)



Item 1.  Description of Registrant's Securities to be Registered

         The following is a description of the material terms of Circuit City Stores, Inc. (referred to in this document as "we", "us", "our" or "our company") capital stock. You are urged to also read our articles of incorporation and bylaws in their entirety. You can find copies of the articles of incorporation and bylaws in our public filings indicated in the Index to Exhibits in this filing.

Authorized Capital Stock

         Our authorized capital stock consists of 2,000,000 shares of preferred stock, par value $20 per share, and 525,000,000 shares of common stock, par value $0.50 per share. As of August 31, 2005, approximately 182,469,066 shares of common stock were issued and outstanding. We have no shares of preferred stock outstanding.

Common Stock

         Holders of common stock are entitled to one vote for each share on all matters voted on by shareholders, including elections of directors. Our articles of incorporation do not provide for cumulative voting in the election of directors.

         Authorized shares of common stock (and of preferred stock) will be available for issuance without further action by our shareholders unless required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Our common stock is currently listed on the New York Stock Exchange, which requires shareholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase of at least 20% in the number of outstanding shares of common stock or in the amount of voting securities outstanding (unless the shares are issued in a public offering for cash or in bona fide private financings meeting specified conditions).


Preferred Stock

         Our articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of the series, including, but not limited to:

         o The maximum number of shares in the series and the designation of the series;

         o The rate of dividend, the time of payment, whether dividends will be cumulative and if so, the dates from which they will be cumulative, and the extent of participation rights, if any;

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         o   Any right to vote  with  holders  of shares of any other  series or class and any right to vote as a class, either generally or as a condition to specified corporate action; provided, that no holder of shares of preferred stock may be entitled to more than one vote per share;

         o The price at and the terms and conditions on which shares may be redeemed;

         o The amount payable upon shares in the event of voluntary or involuntary liquidation;

         o   Sinking fund provisions for the redemption or purchase of shares;

         o The terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion; and

         o Any other designations, rights, preferences or limitations that are now or hereafter permitted by Virginia law and are not inconsistent with the provisions of our articles of incorporation.

         We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise.

         Under our articles of incorporation, our board of directors could issue a series of preferred stock having terms that could discourage an acquisition attempt through which an acquiror might be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over the then-current market price of our common stock. Under Virginia law, our board of directors would have to make any determination to issue such a series of preferred stock based on its judgment as to the best interests of our company and our shareholders.

Dividends

         Subject to preferential rights of any outstanding series of preferred stock created by our board of directors from time to time, the holders of common stock are entitled to such dividends as may be declared from time to time by our board of directors from funds legally available for the payment of dividends. Under Virginia law, the payment of dividends on our common stock is limited to legally available assets and is at the discretion of our board of directors. Payment is based primarily upon our financial condition, results of operations and business requirements.


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Liquidation Rights

         Upon liquidation, dissolution or winding up, holders of common stock are entitled to receive pro rata all assets available for distribution after payment of amounts due to creditors and holders of any preferred stock having a liquidation preference.

Preemptive Rights

         Neither the holders of our common stock nor of any series of our preferred stock are entitled to any preemptive rights.

Anti-Takeover Considerations and Our Articles of Incorporation and Bylaws

         The following discussion concerns material provisions of Virginia law and our articles of incorporation and bylaws that could be viewed as having the effect of discouraging an attempt to obtain control of our company.

         Affiliated Transactions. We are subject to the Virginia law regulating "affiliated transactions." Material affiliated transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares are required to be approved by:

         o the holders of at least two-thirds of the remaining voting shares, and

         o a majority of the disinterested directors if the acquisition transaction occurs within three years after the acquiring person became a 10% holder.

         Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of a 10% holder or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, that increases the percentage of voting shares owned beneficially by a 10% holder by more than 5%. There are certain exceptions to these approval requirements, including an exception for acquisition transactions with a 10% holder whose acquisition of its 10% interest was pre-approved by a majority of the disinterested directors.

         Board of Directors. Under Virginia law, directors must discharge their duties in accordance with their good faith business judgment of the best interest of the corporation. Directors may rely on the advice or acts of others, including officers, employees, attorneys, accountants and board committees if they have a good faith belief in their competence. Directors' actions are not subject to a reasonableness or prudent person standard. Virginia's federal and state courts have focused on the process involved with directors' decision-making and are generally supportive of directors if they have based their decision on an informed

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process.  These  elements of Virginia  law could make it more  difficult to take over a Virginia corporation than corporations in other states.

         Our board of directors is divided into three classes of directors serving staggered three-year terms. Each class consists of, as nearly as possible, one-third of the total number of directors. The classification of directors makes it more difficult for shareholders to change the composition of our board of directors. The classification provisions of our articles of incorporation could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of our company.

         Our articles of incorporation provide that the number of directors will be fixed by our bylaws but may not exceed 17. Our bylaws currently fix the number of directors at 11. Under Virginia law and our bylaws, our board of directors may amend the bylaws from time to time to increase the number of directors by up to 30% of the number of directors in office immediately following the most recent election of directors by its shareholders.

         Under Virginia law, a member of our board of directors may be removed with or without cause by a majority of the votes entitled to be cast at a meeting of shareholders called expressly for that purpose at which a quorum is present. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove the director.

         Our bylaws provide that any vacancy occurring on our board of directors, including a vacancy resulting from the removal of a director or an increase in the number of directors, may be filled by:

         o   our shareholders,

         o   the remaining directors, or

         o the affirmative vote of a majority of the remaining directors, though less than a quorum.

         Special Meetings of Shareholders. Our bylaws provide that special meetings of shareholders may be called only by the chairman of our board of directors, our president or our board of directors.

         Shareholder Nominations and Proposals. Our bylaws provide that a shareholder may nominate one or more persons for election as directors at a meeting only if advance notice of such nomination has been delivered to our secretary by personal delivery or United States mail, not later than:

         o with respect to an election to be held at an annual meeting of shareholders, 120 days in advance of such meeting, or

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         o   with respect to a special meeting of shareholders  for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is given to shareholders.

         That notice must include:

         o the name and address of the shareholder making the nomination and of the person or persons being nominated,

         o a representation that the shareholder is a holder of record of our stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting,

         o a description of all the arrangements or understandings between the shareholder and each nominee and any other person pursuant to which the nomination is being made by the shareholder,

         o any other information regarding each nominee that would be required by the Securities and Exchange Commission to be included in a proxy statement had the nominee been nominated or intended to be nominated by the board of directors, and

         o the consent of each nominee to serve as a director of our company if so elected.

         Our bylaws provide that a shareholder may present business before an annual meeting of shareholders if advance notice of such proposal has been delivered to our secretary by personal delivery or United States mail:

         o on or after February 1st and before March 1st of the year in which the meeting will be held, or

         o not less than 90 days before the date of the meeting if the date of such meeting has been changed by more than 30 days.

         That notice must include:

         o   the name and address of the shareholder proposing business,

         o the class and number of shares of our stock beneficially owned by such shareholder and a representation that the shareholder is a shareholder of record and intends to appear in person or by proxy at the meeting to present the business,

         o a brief description of the business desired to be brought before the meeting, including the complete text of any resolution and the reasons for conducting such business at the meeting, and

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         o   any interest that the shareholder may have in such business.

         These procedural requirements could have the effect of delaying or preventing the submission of matters proposed by any shareholder to a vote of the shareholders.

Amendments to Articles of Incorporation; Approval of Mergers

         Any amendment of our articles of incorporation or any merger, share exchange or sale of substantially all our assets requires the approval of the holders of two-thirds of the outstanding shares of our common stock and may require approval as a separate voting group by any series of preferred stock outstanding in the future.

Liability of Officers and Directors

         Our articles of incorporation limit or eliminate the liability of our directors and officers to our company for monetary damages to the fullest extent permitted by Virginia law.

Stock Transfer Agent and Registrar

         Wells Fargo Bank Minnesota, N.A. serves as the stock transfer agent and registrar for our common stock.

Item 2.  Exhibits

3.1 Registrant's Amended and Restated Articles of Incorporation, filed herewith.

3.2     Registrant's  Bylaws,  as amended and restated April 19, 2005, filed as exhibit 3.1 to the Registrant's Current Report on Form 8-K filed April 21, 2005 (File No. 1-5767), are expressly incorporated herein by this reference.

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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                            CIRCUIT CITY STORES, INC.




                            By:      /s/ Reginald D. Hedgebeth
                                     -----------------------------------
                                     Reginald D. Hedgebeth
                                     SVP, General Counsel & Secretary

Dated:   September 13, 2005


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                                INDEX TO EXHIBITS


3.1 Registrant's Amended and Restated Articles of Incorporation, filed herewith.

3.2      Registrant's  Bylaws,  as amended and restated April 19, 2005, filed as exhibit 3.1 to the Registrant's Current Report on Form 8-K filed April 21, 2005 (File No. 1-5767), are expressly incorporated herein by this reference.

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